Issuer Free Writing Prospectus, dated January 9, 2020

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-224380

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$750,000,000 7.750% Senior Notes due 2028

January 9, 2020

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Title of Securities:	7.750% Senior Notes due 2028 (the “Notes”)
Aggregate Principal Amount:	$750,000,000
Net Proceeds (after estimated offering expenses):	$737,000,000

Final Maturity Date:	February 1, 2028
Issue Price:	100.000%, plus accrued interest, if any, from January 16, 2020
Interest Rate:	7.750%
Yield to Maturity:	7.750%
Spread to Benchmark Treasury:	+595 bps
Benchmark Treasury:	UST 2.750% due February 15, 2028
Interest Payment Dates:	February 1 and August 1, beginning on August 1, 2020
Interest Record Dates:	January 15 and July 15
Optional Redemption:	Make-whole call at T+50 until February 1, 2023
	On or after February 1, 2023 at the prices set forth below for the twelve-month period beginning on February 1 of the years indicated below, plus accrued and unpaid interest:
	Year	Percentage

	2023	105.813%

	2024	103.875%

	2025	101.938%

	2026 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.750% prior to February 1, 2023
Joint Book-Running Managers:	BMO Capital Markets Corp.
	SMBC Nikko Securities America, Inc.
	Wells Fargo Securities, LLC
	ABN AMRO Securities (USA) LLC
	BBVA Securities Inc.
	BNP Paribas Securities Corp.
	BofA Securities, Inc.
	Capital One Securities, Inc.
	Citigroup Global Markets, Inc.
	DNB Markets, Inc.
	Fifth Third Securities, Inc.
	RBC Capital Markets, LLC

Regions Securities LLC
Scotia Capital (USA) Inc.
Co-managers:	BOK Financial Securities, Inc. Comerica Securities, Inc. Raymond James & Associates, Inc.

Trade Date:	January 9, 2020
Settlement Date:	January 16, 2020 (T+5)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Distribution:	SEC Registered
CUSIP / ISIN Numbers:	CUSIP: 37185LAL6

ISIN: US37185LAL62

Additional Information

At September 30, 2019, on a pro forma basis after giving effect to this offering and the application of the net proceeds from this offering as described herein and assuming the purchase of $750 million aggregate principal amount of our 2022 notes pursuant to the Tender Offer as set forth under “Capitalization,” the subsidiary guarantees of the notes would have been effectively junior to $998 million of secured indebtedness (to the extent of the value of the collateral securing such indebtedness), all of which would constitute guarantees of indebtedness under our revolving credit facility (excluding $1.1 million in respect of outstanding letters of credit), and we would have had approximately $701 million of borrowing capacity available under our $1.7 billion revolving credit facility, subject to compliance with financial covenants.

As of September 30, 2019, after giving pro forma effect to the December Preferred Issuance, the Consolidated Unrestricted Subsidiaries had no outstanding indebtedness, had $130 million in outstanding preferred equity, and comprised approximately 35% of our consolidated revenues and approximately 27% of our segment margin for the nine month period then ended.

Use of Proceeds

The following paragraphs amend and restate in their entirety the third and fourth paragraphs under the caption “Use of Proceeds” in the preliminary prospectus supplement dated January 8, 2020 (the “Preliminary Prospectus Supplement”):

“Our revolving credit facility matures in May 2022 and bears interest at a variable rate, which was approximately 4.6% per annum as of September 30, 2019. Our outstanding borrowings under our revolving credit facility were incurred in connection with organic growth projects, funding capital expenditures and general working capital purposes. Please see “Description of Certain Other Indebtedness.”

Affiliates of certain underwriters of the notes are lenders under our revolving credit facility and, accordingly, may receive a portion of the net proceeds of this offering.”

Capitalization

The following paragraphs and table amend and restate in their entirety the paragraphs and table under the caption “Capitalization” in the Preliminary Prospectus Supplement:

“The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2019:

(1)	on a historical basis; and

(2)

on a pro forma basis to give effect to the issuance of the notes by us in this offering and the application of the net proceeds to fund the purchase of all of our 2022 notes at an assumed Tender Offer price of $1,019.88 per $1,000 principal amount plus accrued and unpaid interest.

The following table should be read together with our historical financial statements and the related notes thereto that are incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	As of September 30, 2019
	Historical	Pro forma
	(in millions)
Cash and cash equivalents	$56.6	$56.6

Long-term debt:
Revolving credit facility due May 2022(1)(2)	947.0	998.4
2022 Notes	750.0	—
2023 Notes	400.0	400.0
2024 Notes	350.0	350.0
2025 Notes	550.0	550.0
2026 Notes	450.0	450.0
2028 Notes offered hereby	—	750.0
Total long-term debt	3,447.0	3,498.4

Mezzanine and Partners’ capital:
Mezzanine capital:
Preferred unitholders	790.1	790.1
Redeemable noncontrolling interests	49.7	49.7
Partners’ capital:
Common unitholders	1,507.1	1,507.1

Total capitalization	$5,850.5	$5,901.9

(1)	Does not include $1.1 million in outstanding letters of credit.
(2)	As of January 7, 2020, we had $959.6 million outstanding under our revolving credit facility.”

Description of Notes

The following paragraphs amend and restate in their entirety the third and fourth paragraphs under the caption “Description of Notes—Brief Description of the Notes and the Subsidiary Guarantees” in the Preliminary Prospectus Supplement:

“Each guarantee of the notes:

•	is a general unsecured obligation of that Guarantor; and

•	is equal in right of payment with all existing and future Senior Debt of that Guarantor, including its guarantee of the existing notes.

At September 30, 2019 on a pro forma basis after giving effect to the application of the net proceeds of $750 million of notes in this offering as described herein and assuming the purchase of $750 million aggregate principal amount of our 2022 notes pursuant to the Tender Offer as set forth under “Capitalization,” the Company and the Guarantors would have had:

•

total Senior Debt of approximately $3,498 million, consisting of $750 million aggregate principal amount of the notes, $1,750 million aggregate principal amount of our existing notes and approximately $998 million of secured Senior Debt outstanding under our senior secured revolving credit facility (excluding letters of credit aggregating approximately $1.1 million); and

•	no Indebtedness contractually subordinated to the notes, our existing notes or the guarantees, as applicable.”

Underwriting

The following sentence amends and restates in its entirety the third sentence of the first paragraph on page S-95 of the Preliminary Prospectus Supplement:

“Certain of the underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws; however, they are not obligated to do so and may discontinue such market-making at any time without providing any notice.”

The following sentence amends and restates in its entirety the third sentence of the first paragraph under the caption “Underwriting—Other Relationships” in the Preliminary Prospectus Supplement:

“Affiliates of certain of the underwriters are lenders under our revolving credit facility, and as such may be entitled to be repaid with the net proceeds of this offering that are used to repay a portion of the borrowings outstanding under the revolving credit facility and may receive their pro rata portion of such repayment.”

The following sentence is added after the information appearing under the caption “Underwriting—Sales Outside of the United States” in the Preliminary Prospectus Supplement.

“Financial advisory fees will be paid to the following in connection with the offering: Cadence Bank, N.A. ($110,250) and Trustmark National Bank ($85,500) which are not acting as underwriters in this offering.”

The second sentence under the caption “Underwriting—Sales Outside of the United States” is deleted.

The following paragraph amends and restates in its entirety the information appearing under the caption “Underwriting—Notice to Prospective Investors in the European Economic Area” in the Preliminary Prospectus Supplement:

“The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.”

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated January 8, 2020. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (212) 605-1675.